                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-28685
                                  -------------
                           NOTIFICATION OF LATE FILING

(Check  One):
|X|  Form  10-K   |_| Form 11-K   |_| Form 20-F   | | Form 10-Q   |_| Form N-SAR
|  |  Form  10KSB

               For  Period  Ended:  12-31-2002

               [  ]  Transition  Report  on  Form  10-K
               [  ]  Transition  Report  on  Form  20-F
               [  ]  Transition  Report  on  Form  11-K
               [  ]  Transition  Report  on  Form  10-Q
               [  ]  Transition  Report  on  Form  N-SAR

               For  the  Transition  Period  Ended:  N/A
                                               ---------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART  I
                             REGISTRANT  INFORMATION

                        Cell  Tech  International  Incorporated
--------------------------------------------------------------------------------
                            Full  Name  of  Registrant

                                  HumaScan  Inc.
--------------------------------------------------------------------------------
                           Former  Name  if  Applicable

                              565  Century  Court
--------------------------------------------------------------------------------
           Address  of  Principal  Executive  Office  (Street  and  Number)

                             Klamath  Falls,  Oregon  97601
--------------------------------------------------------------------------------
                            City,  State  and  Zip  Code

                                    PART  II
                            RULES  12b-25(b)  AND  (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No


|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could  not  be  eliminated  without  unreasonable  effort  or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    | Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on | or before the 15th calendar day following the prescribed due date; or | the subject quarterly report or transition report on Form 10-Q, or | portion thereof will be filed on or before the fifth calendar day
    |     following  the  prescribed  due  date;  and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has  been  attached  if  applicable.

                                    PART  III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant's accounting department requires additional time to accumulate and review its subsidiaries' financial information in order to complete the consolidation process and cannot, without unreasonable effort and expense, file its Form 10-K on or before the prescribed filing date. Registrant expects to obtain all required data within the next several days and, as a result, expects to file the Form 10-K within fifteen days after the prescribed filing date.





                                    PART  IV
                               OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jim  Liddell                                                (541)  882-5406
--------------------------------------------------------------------------------
       (Name)                                    (Area  Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
estimate  of  the     results  cannot  be  made.

                        Cell  Tech  International  Incorporated
--------------------------------------------------------------------------------
                  (Name  of  Registrant  as  Specified  in  Charter)

            Has  caused  this  notification  to  be  signed  on  its  behalf by  the  undersigned  hereunto  duly  authorized.


Date:  March  31,  2003                    By:  Marta C. Carpenter,  President
      ---------------------             ----------------------------------------


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)